UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 29, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

Merger Agreement

On October 29, 2018, Global Ship Lease, Inc. (“the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Poseidon Containers Holdings LLC (“Poseidon”), K&T Marine LLC (“K&T”), the Company, GSL Sub One LLC (“Poseidon Merger Sub”), GSL Sub Two LLC (“K&T Merger Sub”) and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (collectively, the “Company Unitholders”).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (as defined below) (the “Effective Time”), (i) Poseidon Merger Sub will merge with and into Poseidon, with Poseidon continuing as the surviving company and an indirect wholly-owned subsidiary of the Company (the “Poseidon Merger”) and (ii) K&T Merger Sub will merge with and into K&T, with K&T continuing as the surviving company and an indirect wholly-owned subsidiary of the Company (the “K&T Merger” and, together with the “Poseidon Merger”, the “Mergers”). At the Effective Time, the Company will issue to the Company Unitholders an aggregate of (i) 24,044,831 shares of Class A common shares of the Company, $0.01 par value per share (“Class A Common Stock”) and (ii) 250,000 Series C Perpetual Preferred Shares, which will be convertible into an aggregate of 103,641,510 shares of Class A Common Stock.

The Mergers are subject to customary closing conditions, and are expected to be consummated on or before November 16, 2018.

Related Transaction Agreements

In connection with the transactions contemplated by the Merger Agreement, the Company entered into the following agreements:

•

an Amended and Restated Registration Rights Agreement, by and among the Company, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V.;

•	a Non-Compete Agreement, by and among the Company, Georgios Giouroukos and Conchart Commercial, Inc.;

•

Technical Management Agreements, by and between Technomar Shipping Inc., on the one hand, and certain vessel-owning subsidiaries of the Company and each vessel-owning subsidiary of each of Poseidon and K&T, on the other hand;

•	an Exclusive Brokerage and Services Agreement, by and among Conchart Commercial Inc., Global Ship Lease Services Limited and the Company; and

•	a Letter Agreement, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., the Company, CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross.

Press Release

The Company issued a press release on October 29, 2018 announcing the Merger Agreement.

Other Information

This Report contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events.

Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc.

10.1	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V.

10.2	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc.

10.3	Form of Technical Management Agreement, dated as of October 29, 2018, by and between Technomar Shipping Inc., on the one hand, and certain vessel-owning subsidiaries Global Ship Lease, Inc. and each vessel-owning subsidiary of each of Poseidon Containers Holdings LLC and K&T Marine LLC, on the other hand.

10.4	Exclusive Brokerage and Services Agreement, dated as of October 29, 2018, by and among Conchart Commercial Inc., Global Ship Lease Services Limited and Global Ship Lease, Inc..

10.5	Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross.

99.1	Press Release of Global Ship Lease, Inc., dated October 29, 2018, entitled “Global Ship Lease Announces Strategic Combination with Poseidon Containers.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 29, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer